EXHIBIT 11

PAULA FINANCIAL AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED EARNING PER SHARE
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	YEARS ENDED DECEMBER 31,
	2002	2001	2000

Net income (loss)	$580	$(31,292)	$(19,205)

Weighted average shares outstanding for calculating basic earnings per share	6,096	5,656	5,475

Options	55	—	—

Total shares for calculating diluted earnings per share	6,151	5,656	5,475

Basic earnings (loss) per share	$0.10	$(5.53)	$(3.51)

Diluted earnings (loss) per share	$0.09	$(5.53)	$(3.51)

Options are excluded from the calculation of diluted loss per share when the inclusion of such options is anti-dilutive.